WesBanco

By all accounts, better.

Sterne Agee Financial Institutions
Investor Conference
Boca Raton, FL
February 12 – 14, 2014

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2012 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 & September 30, 2013, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update forward-looking statements.

WesBanco* at a Glance

- Headquarters in Wheeling, West Virginia
- Assets: $6.1 billion
- Founded in 1870
- 33 banks/24 companies acquired in 25 years
- Banking operations in West Virginia, Ohio and Western Pennsylvania
  - 120 banking offices + Pittsburgh Business Loan Production Center
  - 105 ATM's
- Wealth management, securities brokerage, insurance and proprietary family of mutual funds

*Traded as WSBC on NASDAQ Global Stock Market.

WesBanco
By all accounts, better.

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	41*	41
Paul Limbert	President & CEO	36	36
Todd Clossin	EVP & COO	29	N/A
Robert Young	EVP & CFO	27	12
Peter Jaworski	EVP & Chief Credit Officer	29	18
Jonathan Dargusch	EVP – Trust & Investments	32	3
Bernard Twigg	EVP – Chief Lending Officer	29	10

* As legal counsel to WesBanco.

WesBanco
By all accounts, better.

Per Share Growth vs. Peers

5-Year Compound Annual Growth Rate (%)

LTM Net Interest Income / Share (%)



1.2%
0.6%
0.0%
(0.6%)
(1.2%)
1.0%
(0.5%)
(0.7%)
WSBC
Regional Peers
National Peers

LTM Non-Interest Income / Share (%)



3.6%
2.4%
1.2%
0.0%
(1.2%)
2.2%
0.1%
(0.8%)
WSBC
Regional Peers
National Peers

Total Loans / Share (%)



0.0%
(0.8%)
(1.6%)
(2.4%)
(3.2%)
(0.3%)
(1.1%)
(2.8%)
WSBC
Regional Peers
National Peers

Core Deposits / Share (%)



5.0%
4.0%
3.0%
2.0%
1.0%
4.9%
1.8%
3.0%
WSBC
Regional Peers

Source: SNL Financial; Financial data as of 12/30/13
Regional peers include select banks located in Pennsylvania, Ohio, Indiana, Virginia and West Virginia with assets between $2 billion and $14 billion.
National peers include public banks and thrifts with assets between $2 billion and $10 billion.

WesBanco
By all accounts, better.

Per Share Growth vs. Peers

5-Year Compound Annual Growth Rate (%)

LTM Earnings / Share (%)


10.0%
7.5%
5.0%
2.5%
0.0%
9.0%
9.0%
5.9%
WSBC
Regional Peers
National Peers

Tangible Book Value / Share (%)


10.0%
7.5%
5.0%
2.5%
0.0%
3.9%
6.4%
4.9%
WSBC
Regional Peers
National Peers

Source: SNL Financial; Financial data as of 12/31/13
Regional peers include select banks located in Pennsylvania, Ohio, Indiana, Virginia and West Virginia with assets between $2 billion and $14 billion.
National peers include public banks and thrifts with assets between $2 billion and $10 billion.

WesBanco By all accounts, better.

Recent Accomplishments

- Increased dividends to shareholders 6 times in last 12 quarters representing a 43.0% increase.
- Continued growth in deposits and loans
  - Strong loan origination focus.
  - Deposits have been impacted by Marcellus and Utica shale payments.
- Acquired Fidelity Bancorp
  - Opens new markets in Pittsburgh, PA.
  - Builds on WSBC's existing commercial/retail presence in Pittsburgh market.
  - Provides high quality branch network with no overlap to existing WSBC branches.

Recent Accomplishments

- Continued growth in earnings and improved credit quality.
- Formed a private banking team to coordinate delivery of special service products.
- Continued control of expenses.
- Continued restructuring of branch offices.
  - Closed 6 branches in 2012.
  - Opened 2 new branches in 2013, one planned for 2014.
- Maintained strong capital position, considered "Well-capitalized" under regulatory guidelines and anticipated to be in compliance with BASEL III.

WesBanco
By all accounts, better.

YTD Performance Comparison

($ in thousands, except diluted earnings per share)	For the Year Ended Dec. 2013	For the Year Ended Dec. 2012	% Change
Net Income	$63,925	$49,544	29.0%
Diluted Earnings Per Share	$ 2.18	$ 1.84	18.5%
Provision for Credit Losses	$9,086	$19,874	(54.3%)
Return on Average Assets	1.05%	0.88%	19.3%
Return on Average Tangible Equity*	15.79%	13.57%	16.4%
Net Interest Margin (FTE)	3.58%	3.53%	1.4%
Efficiency Ratio, excludes restructuring and merger related expenses*	60.99%	60.98%	0.0%

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Organic Growth Opportunities

An Expanding Franchise in Contiguous Markets: 120 banking offices



Ohio
Pennsylvania
West Virginia
Columbus
Pittsburgh
Wheeling
Cincinnati
Parkersburg
Morgantown
Jackson
Charleston
WesBanco
By all accounts, better.

Marcellus Shale Opportunities Within WesBanco Footprint

Marcellus Shale Regional Coverage



MI
Erie
NY
PA
IN
OH
Pittsburgh
Harrisburg
NJ
Philadelphia
WV
KY
VA
NC
Total gas, millions of cubic feet per square mile
Marcellus Shale geologic formation
0 – 58
58 – 149
150 – 349
349 – 710
710 – 1,244
1,245 – 2,460
WesBanco (118)

- **71% of the WesBanco franchise is situated within the Marcellus Shale region**
  - Within this footprint, WesBanco has the #5 market share rank with 3.4% of the total market share

Deposit Market Share
WesBanco Marcellus Shale Counties of Operation [1]

Rank	Institution (ST)	Number of Branches	Deposits in Market ($mm)	Market Share (%)
1	PNC Financial Services Group Inc. (PA)	151	$40,225	38.6%
2	Bank of New York Mellon Corp. (NY)	4	18,800	18.0
3	Royal Bank of Scotland Group Plc	104	5,617	5.4
4	Huntington Bancshares Inc. (OH)	80	4,420	4.2
5	**WesBanco Inc. (WV)**	**84**	**3,511**	**3.4**
6	Dollar Bank Federal Savings Bank (PA)	33	3,227	3.1
7	BB&T Corp. (NC)	37	2,911	2.8
8	First Niagara Financial Group Inc. (NY)	48	2,350	2.3
9	F.N.B. Corp. (PA)	57	2,238	2.2
10	United Bankshares Inc. (WV)	25	1,930	1.9

- **Landowners' new wealth is creating many business opportunities for WesBanco**
  - Large cash payments for drilling rights
  - Landowners are seeking financial advice
  - Retail products provide short-term solutions for customers, while wealth management products provide long-term solutions
  - Private Banking platform combines all these necessary products for the Marcellus Shale

Source: SNL Financial, Company Documents, U.S. Bureau of Land Management, Geology.com, Catskillmountainkeeper.org. and GoMarcellusShale.com

(1) Includes the combined 10 OH counties, 3 PA counties, and 14 WV counties in which WesBanco operates within the Marcellus Shale: Deposit data as of 6/30/2012.

WesBanco
By all accounts, better.

Wealth Management Services

- $3.7B of assets under management/custody.
- Over 5,000 trust relationships.
- Combined Trust, Securities Brokerage and Private Banking under one management team.
- 10 locations in WV, OH & PA.
- Improving performance as asset values have grown.
- Product capabilities:
  - Trust
  - Investment management
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Securities sales
  - Retirement planning



Assets Under Management ($B)
Management Fees ($MM)
Net Securities Brokerage Revenue ($MM)
$13.7
$15.8
$17.2
$18.0
$19.6
$2.7
$2.9
$3.0
$3.2
$3.7
$4.2
$4.6
$4.4
$4.6
$6.2*
2009
2010
2011
2012
2013

WesBanco
By all accounts, better.

Growth in Pittsburgh Market

- With Fidelity we have 15 offices and a loan production office in Western PA.
- Build upon community bank reputation of Fidelity.
- Operate as a separate market with a market president.
- Expect to grow to $1 billion in loans in next few years.
- Add revenue generating staff – reducing back office.
  - Loan officers – with a senior commercial lender
  - Treasury management
  - Wealth management / securities / private banking
  - Insurance
- Expect to expand branch network in future years.

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)


$ 950
850
750
650
550
450
350
250
150
50
(50)
2Q'11 3Q'11 4Q'11 1Q'12 2Q'12 3Q'12 4Q'12 1Q'13 2Q'13 3Q'13 4Q'13
Loan Growth
Deposit Growth
Capital Growth

11/30/12 acquisition of Fidelity Bancorp.

WesBanco By all accounts, better.

New Loans Originated by Quarter



$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
(in thousands)
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
Consumer
Credit Lines
Commercial
Real Estate

WesBanco
By all accounts, better.

Diversified Operating Non-interest Income*



Other Inc.
Insurance
Securities brokerage
Trust
Service charges & Fees
($MM)
$59.3
$60.4
$60.2
$62.6
$68.7
2009
2010
2011
2012
2013

- Non-interest income contributed 27% of net revenue YTD 2013.
- Non-bank offerings (trust, insurance, securities) contributed $28.6 million to YTD 2013 revenue.
- Securities brokerage revenue has increased 35.7% YTD 2013.
- Service charges and fees have increased 4.6% YTD 2013.
- Insurance services income up 5.2% YTD.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property, see non-GAAP measures for additional information.

WesBanco
By all accounts, better.

Total Loans by Market


$1,200
$1,000
$800
$600
$400
$200
$-
($ in millions)
12/31/2011
12/31/2012
12/31/2013
Upper Ohio Valley
North Central WV
Parkersburg
Kanawha Valley
Western PA
Central Ohio
SW Ohio
SE Ohio

WesBanco
By all accounts, better.

Merger & Acquisition Capabilities

M & A Advantages

- History of successful acquisitions which have provided improved earnings.
- WesBanco is focused on targeted M & A opportunities in higher growth metro areas.
- Positive regulatory relationships represent a key success factor.
- Adequate capital and liquidity to close.
- Experienced senior management, IT platform and back office know-how helps to complete deals quickly while obtaining efficiencies.

WesBanco By all accounts, better.

M & A Advantages (con't.)

- Currency valuation provides upside for seller's shareholders.
- Community bank look and feel.
- Long-term focus on shareholder returns.
- Our common stock has exceeded the S&P 500 performance over the last 37 years.

Financial Information

Net Interest Margin



NIM
Yield on Earning Assets
Cost of Funds
3.57%
4.54%
1.14%
3.53%
4.43%
1.07%
3.51%
4.37%
1.03%
3.50%
4.27%
0.93%
3.64%
4.31%
0.81%
3.56%
4.20%
0.77%
3.52%
4.13%
0.73%
3.58%
4.09%
0.63%
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13

WesBanco
By all accounts, better.

Summary – Capital Ratios %


Total Risk Based Capital
Tangible Equity to Tangible Assets *
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
14.07%
6.84%
14.13%
7.03%
14.08%
7.07%
14.23%
7.19%
14.19%
7.35%
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Securities Portfolio – Quality & Liquidity

Securities = $1.53 B
~24.9% of total assets



US Govt. Agencies 4.8%
Municipals, 40.0%
Agency Mortgage-Backed & CMOs, 51.8%
Equities & Others, 3.4%

- **Average tax-equivalent portfolio yield of 3.26%.**
- **WAL approx. 5.8 years; modified duration 4.9%.**
- **Over 53% unpledged.**
- **Sold 60% or $130 million of Fidelity portfolio including TRUPs, non-Agency MBS, and equities.**
- **Net unrealized AFS securities losses of $9.7 million at 12/31/13; total net portfolio loss with HTM of $11.9 million.**

WesBanco
By all accounts, better.

Diversified Loan Portfolio
12/31/13

Total Portfolio Loans = $3.9 B

Comm. Real Estate = $1.91 B



Comm. & Ind., 14.3%
LHFS, 0.2%
Consumer, 6.4%
HELOC, 7.3%
Res. Real Estate, 22.8%
Comm. Real Estate, 49.0%
Const & Dev. 13.8%
Investor-owned 59.8%
Owner-occupied 26.4%

WesBanco
By all accounts, better.

Reduction in Classified Loans



10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2Q'11 3Q'11 4Q'11 1Q'12 2Q'12 3Q'12 4Q'12 1Q'13 2Q'13 3Q'13 4Q'13
NPA's as a % of total Loans
Criticized & Classified Loans as a % of total Loans

WesBanco
By all accounts, better.

Allowance Coverage



3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
($000)
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
Provision for credit losses
ALL as a % of total loans
Non performing loans as a % of total loans

WesBanco
By all accounts, better.

Diversified Deposit Portfolio

Total Deposit Portfolio $4.0B
As of 12/31/2009


Non-Interest demand
13.71%
Interest bearing demand
11.34%
Money Market
17.99%
Savings
12.23%
44.73%
Certificates of Deposit

Total Deposit Portfolio $5.1B
As of 12/31/2013


Non-Interest demand
18.96%
Interest bearing demand
16.94%
Money Market
18.62%
15.60%
Savings
29.88%
Certificates of Deposit

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year December 31, 2013
Up 1% Rate Shock	+1.6%
Up 2% Rate Shock	+1.7%
Up 3% Rate Shock	+0.2%
Up 2% Rate Ramp	+1.1%
Down 1% Rate Shock	-2.0%
EVE Up 2% Rate Ramp *	-2.8%
EVE Down 1% Rate Ramp *	-5.3%

* EVE – economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios.

WesBanco
By all accounts, better.

Stock Information

Peer Market Valuation

Price / 2014 EPS Est. (1)



Median (excl. WSBC): 14.5x
17.0x
15.5x
14.0x
12.5x
11.0x
MSFG 11.9x
PEBO 12.1x
WSBC 13.0x
FRME 13.3x
SRCE 13.5x
CTBI 13.7x
ONB 14.3x
FNB 14.3x
CHCO 14.3x
STBA 14.4x
UBSH 14.5x
LKFN 14.8x
NPBC 15.1x
National Peers 15.2x
FFBC 15.4x
FCF 15.4x
UBSI 15.9x
PRK 15.9x
CFNL 17.0x

Price / Tangible Book Value (x)



Median (excl. WSBC): 1.83x
3.00x
2.50x
2.00x
1.50x
1.00x
MSFG 1.39x
TOWN 1.40x
FCF 1.43x
SRCE 1.50x
National Peers 1.56x
PEBO 1.68x
FFBC 1.72x
FRME 1.73x
UBSH 1.76x
CFNL 1.83x
NPBC 1.83x
STBA 1.87x
CTBI 1.90x
ONB 1.91x
LKFN 1.96x
WSBC 2.01x
PRK 2.16x
FNB 2.30x
CHCO 2.30x
UBSI 2.49x

Source: SNL Financial; Financial and FactSet Research Systems
Financial data as of 9/30/13; Market data as of 1/28/14
National peers include public banks and thrifts with assets between $2 billion and $10 billion.
Note: Data pro forma for pending transactions
(1) First Call consensus estimates

By all accounts, better.

Peer Market Performance

Relative Stock Price Performance Through the Cycle (9/30/2007)



Median (excl. WSBC): (3.7%)
80.0%
40.0%
0.0%
(40.0%)
(80.0%)
NPBC (34.1%)
FNB (26.4%)
FCF (25.3%)
STBA (23.3%)
TOWN (16.9%)
ONB (14.2%)
PEBO (12.9%)
MSFG (9.5%)
PRK (7.1%)
FRME (3.7%)
UBSI (1.8%)
National Peers 4.0%
UBSH 5.0%
WSBC 17.5%
CHCO 25.1%
FFBC 33.3%
SRCE 34.5%
CTBI 38.6%
LKFN 64.3%
CFNL 74.3%

Relative 1-Year Stock Price Performance



Median (excl. WSBC): 20.8%
55.0%
40.0%
25.0%
10.0%
(5.0%)
TOWN (0.9%)
FNB 5.2%
CFNL 6.5%
PEBO 7.9%
ONB 8.2%
NPBC 10.1%
FCF 12.2%
FFBC 13.4%
UBSI 15.6%
MSFG 20.8%
PRK 22.8%
CTBI 24.4%
CHCO 24.5%
National Peers 24.9%
WSBC 28.9%
STBA 34.9%
SRCE 38.0%
UBSH 38.4%
FRME 39.6%
LKFN 53.8%

Source: SNL Financial; Financial and FactSet Research Systems
Financial data as of 9/30/13; Market data as of 1/28/14
National peers include public banks and thrifts with assets between $2 billion and $10 billion.
Note: Data pro forma for pending transactions
(1) First Call consensus estimates

WesBanco
By all accounts, better.

Investment Rationale

- Strong regulatory capital.
- Proven acquisition-oriented growth strategy.
- Liquidity to provide for additional lending capacity.
- Asset quality compares favorably with regional and national peers.
- Diversity of earnings stream.
- Potential upside market appreciation.

Appendix

Appendix: Loan Totals by Market ($ millions)

December 31, 2013	Commercial	Retail	Total Loans	% of Total
Upper Ohio Valley	$ 544	$ 427	$ 971	25%
North Central WV	274	216	490	12%
Parkersburg	173	84	257	7%
Kanawha Valley	84	63	147	4%
Western PA	339	168	507	13%
Total East Markets	**$ 1,414**	**$ 958**	**$ 2,372**	**61%**
Central Ohio	601	153	754	19%
Southwest Ohio	317	196	513	13%
Southeast Ohio	137	125	262	7%
Total West Markets	**$ 1,055**	**$ 474**	**$ 1,529**	**39%**
Total Bank	**$ 2,469**	**$ 1,432**	**$ 3,901**	**100%**

WesBanco
By all accounts, better.

Appendix: Credit Quality By Market ($ thousands)

December 31, 2013	90 Day PD & Accruing	Non-Accrual	TDR	Other RE Owned	Total by Region	% of Total
Upper Ohio Valley	$ 554	$ 7,755	$ 3,441	$ 355	$12,105	20%
North Central WV	460	1,391	2,996	----	4,847	8%
Parkersburg	44	1,728	1,151	----	2,923	5%
Kanawha Valley	48	1,782	264	----	2,094	4%
Western PA	256	5,068	1,873	3,498	10,695	19%
Total East Markets	**$ 1,362**	**$17,724**	**$ 9,725**	**$ 3,853**	**$32,664**	**56%**
Central Ohio	21	7,426	889	600	8,936	15%
Southwest Ohio	798	7,581	3,149	236	11,764	20%
Southeast Ohio	410	3,902	1,098	---	5,410	9%
Total West Markets	**$ 1,229**	**$ 18,909**	**$ 5,136**	**$ 836**	**$26,110**	**44%**
Total Bank	**$ 2,591**	**$ 36,633**	**$ 14,861**	**$ 4,689**	**$58,774**	**100%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Efficiency Ratio

($ in thousands)	12/31/13	12/31/12
Non-interest expense	$160,998	$150,120
Less: restructuring and merger related expense	1,310	3,888
Non-interest expense excluding restructuring and merger related expense	$159,688	$146,232
Net Interest income (on a fully taxable equivalent basis)	$192,556	$175,027
Non-interest income	69,285	64,775
Total income	$261,841	$239,802
Non-interest expense / total income (efficiency ratio)	60.99%	60.98%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Efficiency Ratio

($ in thousands)	3 months ended 12/31/13	3 months ended 12/31/12
Non-interest expense	$ 40,743	$ 41,581
Less: restructuring and merger related expense	45	2,370
Non-interest expense excluding restructuring and merger related expense	$ 40,698	$ 39,211
Net Interest income (on a fully taxable equivalent basis)	$ 49,058	$ 44,971
Non-interest income	16,950	17,597
Total income	$ 66,008	$ 62,568
Non-interest expense / total income (efficiency ratio)	61.66%	62.67%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)

	4Q'12	1Q'13	2Q'13	3Q'13	4Q'13
Total shareholder's equity	$ 714,184	$ 724,409	$ 726,232	$ 736,688	$ 746,595
Less: goodwill & other intangible assets, net of def. tax liabilities	(320,399)	(319,156)	(318,828)	(318,516)	(318,161)
Tangible equity	$ 393,785	$ 405,253	$ 407,404	$ 418,172	$ 428,434
Total assets	$6,078,717	$6,085,448	$6,084,011	$6,138,360	$6,144,773
Less: goodwill & other intangible assets, net of def. tax liabilities	(320,399)	(319,156)	(318,828)	(318,516)	(318,161)
Tangible assets	$5,758,318	$5,766,292	$5,765,183	$5,819,844	$5,826,612
Tangible equity to tangible assets	**6.84%**	**7.03%**	**7.07%**	**7.19%**	**7.35%**

WesBanco

By all accounts, better.

Non-GAAP Financial Measures

Net Operating non-interest income

($ in thousands)

	2009	2010	2011	2012	2013
Non-interest Income	$ 64,589	$ 59,599	$ 59,888	$ 64,775	$ 69,285
Less: Net Securities gains	6,046	3,362	963	2,463	684
Less: net gains/losses on other real estate owned and other assets	(747)	(4,128)	(1,290)	(305)	(81)
Net operating non-interest income	$ 59,290	$ 60,365	$ 60,215	$ 62,617	$ 68,682

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	12/31/12 YTD	12/31/13 YTD
Net income	$ 49,544	$ 63,925
Plus: amortization of intangibles (tax effected at 35%)	1,398	1,487
Net income before amortization of intangibles	$ 50,942	$ 65,412
Average total shareholders' equity	$ 656,684	$ 733,249
Less: average goodwill & other intangibles, net of def. tax liabilities	(281,326)	(318,913)
Average tangible equity	$ 375,358	$ 414,336
Return on average tangible equity	13.57%	15.79%

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	12/31/12 QTD	12/31/13 QTD
Net income*	$ 50,325	$ 60,911
Plus: amortization of intangibles* (tax effected at 35%)	1,473	1,408
Net income before amortization of intangibles*	$ 51,798	$ 62,319
Average total shareholders' equity	$ 683,694	$ 745,136
Less: average goodwill & other intangibles, net of def. tax liabilities	(287,008)	(318,333)
Average tangible equity	$ 396,686	$ 426,803
Return on average tangible equity	13.06%	14.60%

***Annualized**

WesBanco
By all accounts, better.

WesBanco®

By all accounts, better.